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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                        Kentek Information Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    490807104
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 490807104
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1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Khronos Capital Ltd.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) / /

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3        SEC USE ONLY


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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
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      NUMBER OF       5             SOLE VOTING POWER
                                    1,092,548
       SHARES         ----------------------------------------------------------
    BENEFICIALLY      6             SHARED VOTING POWER

      OWNED BY        ----------------------------------------------------------
                      7             SOLE DISPOSITIVE POWER
        EACH                        1,092,548
      REPORTING
                      ----------------------------------------------------------
       PERSON         8             SHARED DISPOSITIVE POWER
         WITH
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,092,548

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10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  / /

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                           16.0%
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12       TYPE OF REPORTING PERSON (See Instructions)

                           CO
--------------------------------------------------------------------------------


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Item 1.           (a)      Name of Issuer:

                           Kentek Information Systems, Inc.

                  (b) Address of Issuer's Principal Executive Offices or, if none, Residence:

                           2945 Wilderness Blvd.
                           Boulder, Colorado 80301-5403

Item 2.           (a)      Name of Person Filing:

                           Khronos Capital Ltd.

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                           Tropic Isle Building
                           Wickhams Cay, Road Town
                           Tortola, British Virgin Islands

                  (c)      Citizenship:

                           British Virgin Islands

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           490807104

Item 3. If this statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

                  (a)[ ] Broker or Dealer registered under Section 15 of the Act
                  (b)[ ] Bank as defined in section 3(a)(6) of the Act
                  (c)[ ] Insurance Company as defined in section 3(a)(19) of the
                         Act
                  (d)[ ] Investment Company registered under section 8 of the
                         InvestmentCompany Act
                  (e)[ ] Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

                  (f)[ ] Employee Benefit Plan, Pension Fund which is
                         subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment

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                         Fund; see 13d-1(b)(1)(ii)(F)

                  (g)[ ] Parent Holding Company, in accordance with
                         13d-1(b)(ii)(G) (Note: See Item 7)
                  (h)[ ] Group, in accordance with 13d-1(b)(1)(ii)(H)

Item 4.           Ownership:

                  (a)      Amount Beneficially Owned:                1,092,548*

                  (b)      Percent of Class:         16.0%

                  (c)      Number of Shares as to which such person has:

                            (i)   sole power to vote or direct the vote -
                                  1,092,548*

                            (ii)  shared power to vote or direct the vote - 0

                            (iii) sole power to dispose or direct the
                                  disposition of - 1,092,548*

                            (iv)  shared power to dispose or direct the
                                  disposition of - 0

                  *See Attachment A

Item 5.           Ownership of Five Percent or Less of a Class:

                  N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

                  N/A

Item 8.           Identification and Classification of Members of the Group

                  N/A

Item 9.           Notice of Dissolution of Group

                  N/A

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Item 10.          Certification

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          KHRONOS CAPITAL LTD.

                                          BY: /s/ I. Jimmy Mayer
                                             -----------------------------
Dated:     March 14, 1997                     Name: I. Jimmy Mayer
                                              Title: Chairman


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                                                   Attachment A

           As of December 31, 1996, I. Jimmy Mayer may be deemed to be the beneficial owner of the 1,092,548 shares of Common Stock reported herein. Such shares are held by Auber Investments Limited, a British Virgin Islands corporation ("Auber") which is managed by the Reporting Person. Mr. Mayer is (i) the chairman of the Board of Directors and the principal stockholder of the Reporting Person and (ii) a significant stockholder of Auber, and, as such, may be deemed to have sole voting and dispositive power with respect to the 1,092,548 shares of Common stock held by Auber. In addition, Mr. Mayer may be deemed to be the beneficial owner of 58,914 shares of Common Stock, including
(a) 38,549 shares held by Sir Lan Investments, Limited a corporation owned by a trust, the beneficiaries of which are Mr. Mayer and his children, (b) 15,745 shares held by Romano Properties Limited, a corporation owned by a trust, the beneficiaries of which are Mr. Mayer's spouse and her children, and (c) options granted under the Issuer's 1992 Stock Option Plan and exercisable within 60 days of December 31, 1996 to purchase an aggregate of 4,620 shares of Common Stock. Mr. Mayer is a member of the Board of Directors of the Issuer.